FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        November, 2002

Commission File Number:     0-24018

ZI CORPORATION
(Translation of registrant’s name into English)

2100 840 7th Ave. SW Calgary, Alberta Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZI CORPORATION (Registrant)

By: /s/ James Duffus Associate General Counsel

Dated:   November 26, 2002

zi corporation

news release

News Release for November 25, 2002

Zi Corporation updates Tegic Litigation
Judge denies Tegic's application for treble damages award

        CALGARY, AB, November 25, 2002 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC) today announced the outcome of the November 22 hearing of post trial motions in the U.S. patent infringement litigation between Zi and Tegic Communications Inc., a unit of AOL Time Warner. The presiding trial judge denied Tegic’s post-trial motion to treble the damages award of US$9 million made by a jury in this lawsuit. The trial judge also granted, in part, Tegic’s motion for an injunction against Zi’s earlier versions of eZiText text input software for alphabetic languages for sale or use in the United States. The injunction does not affect any of Zi’s current flagship versions of eZiText text input software which is sold to its customers worldwide, including those in the United States.

        Zi has filed a motion to reconsider the presiding trial judge’s November 8, 2002 decision which upheld the jury’s damages verdict of September 4, 2002. Zi intends to appeal the trial judge’s decisions if not reconsidered in Zi’s favour. Zi also intends to file a motion to set the amount of security for a stay of enforcement of any judgment for damages pending appeal, and to grant the stay. A date for hearing of Zi’s motions has not been set.

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About Zi Corporation

Zi Corporation (www.zicorp.com) is a market-driven technology company delivering intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company’s core technology products, eZiTap and eZiText, connect people to short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet is a new network-based platform that enables handset manufacturers and network operators to provide users with access to media rich content and information stored on a network, despite the memory restrictions of the mobile device. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private

Intelligent Interface Solutions

Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation’s current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation’s products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation’s 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

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For more information:

Investor Inquiries:
Allen & Caron Inc Jill Bertotti Phone: (949) 474-4300 E-mail: jill@allencaron.com	Zi Corporation Dale Kearns Chief Financial Officer Phone: (403) 233-8875 E-mail: investor@zicorp.com

Media Inquiries:
Allen & Caron Inc
Len Hall (Business/Financial media)
E-mail: len@allencaron.com
Phone: (949) 474-4300

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